EXHIBIT 15.1




                     [House Park & Dobratz, P.C. Letterhead]



Board of Directors
Pharmacy Buying Association, Inc. and Subsidiary
 d/b/a TrueCare Pharmacy
Kansas City, Missouri


We have reviewed the accompanying consolidated balance sheets of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of June 30, 2002 and the related consolidated statements of operations for the three and six months ended June 30, 2002 and 2001 and the consolidated statements of changes in stockholders' equity and cash flows for the six months ended June 30, 2002 and 2001 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial date. It is substantially less in scope than an audit in accordance with U.S. generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

The consolidated balance sheet as of December 31, 2001 was audited by us and we expressed an unqualified opinion on it in our report dated March 11, 2002 but we have not performed any auditing procedures since that date.




HOUSE PARK & DOBRATZ, P.C.
Kansas City, Missouri
August 12, 2002

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